SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated August 15, 2006, of Additional Listing

                              Scottish Power plc
                               _________________

Application has been made to the Financial Services Authority and the London
Stock Exchange plc for a total of 2,200,000 Ordinary shares of 42p each
("shares") to be admitted to the Official List.

It is expected that admission will be granted on 16 August 2006 and trading will commence on 17 August 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Scheme                                              Shares
PacifiCorp Stock Incentive Plan                     2,200,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

John Douglas
Assistant Secretary
Tel: 0141 566 4563

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 15, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary